Exhibit 99.1

Can-Fite Secures Japanese Patent Allowance for Namodenoson’s Anti-Obesity Technology

The allowed Patent strengthens protection in one of the world’s largest pharmaceutical markets and further supports
Namodenoson’s positioning in obesity and metabolic diseases

Ramat Gan, Israel, June 26, 2026 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a clinical-stage biotechnology company developing a pipeline of proprietary small molecule drugs targeting oncological and inflammatory diseases, today announced that the Japan Patent Office has allowed Japanese Patent Application No. 2025-049941, a divisional application of JP 2023-078136, titled “An A3 Adenosine Receptor Ligand for Use for Achieving a Fat Loss Effect.”

The allowed patent covers the use of A3 adenosine receptor (A3AR) agonists, including the Company’s lead drug candidate Namodenoson, for inducing fat loss and treating obesity and related metabolic disorders.

The Japanese patent allowance represents another significant milestone in Can-Fite’s expanding global intellectual property portfolio covering Namodenoson’s anti-obesity activity. The Company has already secured patent protection for this technology in major jurisdictions including the United States, Canada, Australia and Israel, further strengthening its worldwide exclusivity strategy for this promising therapeutic indication.

The growing patent estate is supported by scientific evidence recently published in the peer-reviewed International Journal of Obesity (https://rdcu.be/e37sf ), demonstrating Namodenoson’s anti-obesity activity and providing independent scientific validation for its novel mechanism of action.

The global obesity therapeutics market continues to experience rapid expansion, driven by increasing disease prevalence and the commercial success of GLP-1 receptor agonists. Despite this growth, currently available therapies are frequently associated with gastrointestinal side effects, injectable administration, treatment discontinuation, and high cost. Namodenoson, an orally administered, highly selective A3 adenosine receptor agonist with an established safety profile from clinical studies, offers a differentiated mechanism of action by targeting key pathways involved in adipogenesis, inflammation, and metabolic regulation. Preclinical and clinical findings suggest its potential to reduce fat accumulation while improving metabolic parameters, positioning it as a promising candidate for future obesity therapy.

“The allowance of this patent in Japan significantly strengthens our global intellectual property portfolio in one of the world’s most important pharmaceutical markets,” said Dr. Pnina Fishman, Chairperson and Chief Scientific Officer of Can-Fite. “Together with our growing body of scientific evidence and established clinical safety database, this expanding patent estate enhances the value of Namodenoson as a differentiated oral therapeutic candidate for obesity and metabolic diseases and further supports future partnering opportunities.”

According to industry forecasts, the global obesity therapeutics market is expected to exceed $60 billion by 2030, driven by increasing obesity prevalence and demand for safe, effective, and convenient oral therapies.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is currently being evaluated in a pivotal Phase 3 trial for advanced liver cancer, concluded successfully a Phase 2a study in pancreatic cancer and enrol patients for a Phase 2b trial for the treatment of Metabolic Dysfunction-associated Steatohepatitis (MASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential expression may be one of the important factors that accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase 3 trial for psoriasis and commenced a pivotal Phase 3 trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase 2b trial for the treatment of MASH, and in a Phase 2a study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our market and other conditions, history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on March 26, 2026 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

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